EXHIBIT 99.1

June 28, 2017

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

RE: SPHERE 3D CORP. - SPECIAL MEETING OF SHAREHOLDERS HELD ON JUNE 27, 2017 VOTING RESULTS

This report on the voting results of our Special Meeting of Shareholders held on June 27, 2017 is made in accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations. Each of the matters set out below is described in greater detail in the Notice of Meeting and Management Information Circular dated as of May 16, 2017 as amended June 13, 2017.
1. Share Consolidation
On a vote taken regarding the approval of a share consolidation of the Company, it was declared that the shareholders approved a share consolidation. Voting results were as follows:

Votes For	% For	Votes Withheld	% Withheld
64,385,639	85.56%	10,868,991	14.44%
2. Amendment of the 2015 Performance Incentive Plan
On a vote taken regarding the approval to amend the Company’s 2015 Performance Incentive Plan, it was declared that the shareholders approved to amend the 2015 Performance Incentive Plan. Voting results were as follows:

Votes For	% For	Votes Against	% Against
38,826,997	68.46%	17,885,722	31.54%
3. Amendment of By-Law No. 1
On a vote taken regarding the approval to amend By-Law No. 1 of the Company, it was declared that the shareholders approved to amend By-Law No. 1. Voting results were as follows:

Votes For	% For	Votes Against	% Against
43,840,487	77.30%	12,872,232	22.70%
4. Adoption of By-Law No. 2
On a vote taken regarding the approval to adopt By-Law No. 2 of the Company, it was declared that the shareholders approved to adopt By-Law No. 2. Voting results were as follows:

Votes For	% For	Votes Against	% Against
43,743,482	77.13%	12,969,237	22.87%
5. No other matters were voted upon.

Yours very truly,
SPHERE 3D CORP.
/s/ Jenny Yeh
Jenny Yeh
General Counsel and Secretary of the Meeting